Quarterly Investor
Update

Fiscal 2Q17 | 10-25-2017

www.sprint.com/investors



TABLE
of contents

Adjusted EBITDA*



HIGHEST for a fiscal second quarter in a decade

REDUCING EXPENSES



Continued year-over-year reduction

Adjusted Free Cash Flow*



POSITIVE in 7 of last 8 quarters

Postpaid Phone

9 consecutive quarters of net additions



Prepaid

3 consecutive quarters of net additions



NETWORK

Performing at best ever levels



Message from the CEO

"Sprint was able to deliver net additions in both its postpaid phone and prepaid business for the third consecutive quarter. I'm even more proud that the team was able to deliver this customer growth while continuing to attack the cost structure, improve the network, and maintain positive adjusted free cash flow*."

Marcelo Claure

Total
Connections



Net Additions - In Thousands   End of Period - In Millions

The company had **378,000 net additions** in the current quarter compared with 599,000 in the year-ago period and 61,000 net additions in the prior quarter.

Sprint ended the quarter with just over **54.0 million connections**, including 31.7 million postpaid, 8.7 million prepaid, and 13.6 million wholesale and affiliate connections.

The company has had nearly **1.4 million net additions** over the last four quarters.

Postpaid net additions were 168,000 during the quarter compared to net additions of 344,000 in the year-ago period and net losses of 39,000 in the prior quarter. The year-over-year decline was primarily driven by higher tablet net losses, while the sequential increase was primarily driven by higher phone net additions.

Postpaid Net Additions (Losses)
In Thousands



Postpaid Total Churn and Postpaid Phone Churn



Postpaid phone churn of 1.59 percent compared to 1.37 percent in the year-ago period and 1.50 percent in the prior quarter. The year-over-year increase was driven by the company's decision to selectively manage customers rolling off device commitments and taking new unlimited data offers in the market in order to maximize the net present value of the base versus managing to the lowest churn rate. The sequential increase was impacted by typical seasonality.

Postpaid total churn of 1.72 percent for the quarter compared to 1.52 percent in the year-ago period and 1.65 percent in the prior quarter. Both the year-over-year and sequential increases were primarily driven by higher postpaid phone churn. The year-over-year increase was also impacted by higher tablet churn as customers rolled off promotional offers.

Postpaid phone net additions of 279,000 compared to net additions of 347,000 in the year-ago period and 88,000 in the prior quarter. The year-over-year decrease was driven by higher phone churn and partially offset by higher gross additions, while the sequential improvement was primarily driven by higher gross additions. The company ended the quarter with 26.4 million phone connections.

Postpaid Phone Net Additions
In Thousands



Tablet and other device net losses of 111,000 in the quarter compared to 3,000 in the year-ago period and 127,000 in the prior quarter. The current quarter included 145,000 tablet net losses, compared to 50,000 in the year-ago period and 171,000 in the prior quarter. The year-over-year increase in tablet net losses was due to lower gross additions and higher churn, as the company continues to focus on growing phone connections.

Postpaid Connections
In Millions

■ Phones   ■ Tablets and Other Devices



Average postpaid connections per account of 2.80 at quarter end compared to 2.74 in the year-ago period and 2.78 in the prior quarter. The growth has been driven by higher phones per account, partially offset by tablet pressure.

Average Postpaid Connections per Account



Prepaid Net Additions
In Thousands



Wholesale & affiliate net additions were 115,000 in the quarter compared to 704,000 in the year-ago period and 65,000 in the prior quarter. The year-over-year decline was primarily impacted by lower connected device net additions, which generally have a lower ARPU than other wholesale & affiliate customers.

Prepaid net additions of 95,000 during the quarter compared to net losses of 449,000 in the year-ago period and net additions of 35,000 in the prior quarter. The year-over-year improvement was mostly driven by lower churn and higher gross additions in the Boost brand. Sequentially, the increase was mostly driven by seasonally higher Boost gross additions.

Prepaid churn was 4.83 percent compared to 5.59 percent for the year-ago period and 4.57 percent for the prior quarter. The year-over-year improvement was due to lower churn in both the Boost and Virgin brands. Seasonally higher churn in both the Boost and Virgin brands drove the sequential increase.

Retail activations were 6.4 million during the quarter compared to 6.2 million in the year-ago period and 6.0 million in the prior quarter. Year-over-year, the increase was primarily driven by higher postpaid phone upgrades and gross additions. Sequentially, the increase was due to higher postpaid phone and prepaid gross additions.



Retail Activations
In Millions

Postpaid Prepaid

	2QFY16	3QFY16	4QFY16	1QFY17	2QFY17
Total	6.2	7.1	6.0	6.0	6.4
Prepaid	2.5	2.3	2.5	2.3	2.5
Postpaid	3.7	4.8	3.5	3.7	3.9

Postpaid Upgrades as a Percent of Total Postpaid Subscribers



2QFY16	3QFY16	4QFY16	1QFY17	2QFY17
6.4%	9.0%	6.1%	6.8%	6.7%

Postpaid upgrade rate was 6.7 percent during the quarter compared to 6.4 percent for the year-ago period and 6.8 percent for the prior quarter. The year-over-year increase was mostly driven by a higher percent of the base being eligible to upgrade.

Postpaid phone connections on unsubsidized service plans represented 78 percent of the base at the end of the quarter, compared to 67 percent in the year-ago period and 76 percent in the prior quarter.

Postpaid Phone Connections on Unsubsidized Service Plans



Postpaid Device Financing



Total Financed Percentage of Activations
Phone Financed Percentage of Phone Activations

Postpaid carrier aggregation capable phones, which allow for higher download data speeds, were 85 percent of postpaid phones activated during the quarter, increasing the number of these phones within the phone base to 66 percent.

Postpaid device financing rate was 85 percent of postpaid activations for the quarter compared to 73 percent for the year-ago period and 85 percent in the prior quarter. At the end of the quarter, 42 percent of the postpaid connection base was active on a leasing agreement compared to 37 percent in the year-ago quarter and 39 percent in the prior quarter.

Postpaid phone financing rate was 89 percent of phone activations for the quarter compared to 78 percent for the year-ago period and 89 percent in the prior quarter.



MOBILE
BREAKTHROUGH
AWARD
2017
SMALL CELL TECHNOLOGY INNOVATION
OF THE YEAR

Sprint is unlocking the value of the largest spectrum holdings in the U.S. by densifying and optimizing its network. The company has already deployed tens of thousands of small cell solutions, including the Sprint Magic Box, which recently won the 2017 Mobile Breakthrough Award for Small Cell Technology Innovation of the Year. As the world's first all-wireless small cell, Sprint Magic Box improves data coverage and increases download and upload speeds on average by 200 percent.[1]

Sprint's extended network toolbox is improving the experience for customers across the country. Based on Ookla's Speedtest Intelligence data, Sprint is the most improved network with national average download speeds up 33 percent year-over-year.[2] And in more than 25 of 99 top markets, the company's average download speeds increased anywhere from 40 percent to more than 100 percent, including Chicago, Los Angeles, Seattle, and Houston.[3]



Seattle
up 40%
to 35 Mbps
Minnesota
up 64%
to 29 Mbps
Indianapolis
up 61%
to 35 Mbps
Colorado
up 44%
to 25 Mbps
Washington D.C.
up 45%
to 20 Mbps
Chicago
up 61%
to 32 Mbps
LA Metro
up 55%
to 23 Mbps
Atlanta
up 86%
to 32 Mbps
San Diego
up 48%
to 20 Mbps
Houston
up 43%
to 22 Mbps
Sprint
works for me
Sprint LTE Plus is Speeding Up in Markets Across the Country.
Average download speed increase based on Sprint's analysis of Ookla's Speedtest Intelligence data comparing third quarter 2016 to third quarter 2017 for all mobile results.

[1] Signal and speeds based on optimal conditions for most Sprint devices.
[2] Average download speed increase based on Ookla's analysis of Speedtest Intelligence data comparing Sept. 2016 to Sept. 2017 for all mobile results.
[3] Average download speed increase based on Sprint's analysis of Ookla Speedtest Intelligence data comparing Sept. 2016 to Sept. 2017 for all mobile results.



Net Operating Revenues
Dollars In Billions

2QFY16	3QFY16	4QFY16	1QFY17	2QFY17
$8.2	$8.5	$8.5	$8.2	$7.9

Net operating revenues of $7.9 billion for the quarter declined $320 million year-over-year and declined $230 million sequentially. The year-over-year decrease was mostly driven by lower wireless and wireline service revenue, partially offset by higher equipment revenue. Sequentially, the decrease was driven by lower equipment revenue as well as wireless and wireline service revenue.

Wireless service revenue of $5.6 billion declined $368 million year-over-year and declined $75 million sequentially. Approximately half of the year-over-year decrease was driven by changes to the company's device insurance program, which were accretive to Adjusted EBITDA* but resulted in lower insurance revenue as the program revenue is accounted for and presented on a net basis. The year-over-year reductions were also driven by lower postpaid phone ARPU, as customers continued to migrate to rate plans offered in conjunction with device financing, partially offset by growth in the postpaid phone customer base. The sequential decline was impacted by the continued customer migration to rate plans offered in conjunction with device financing, in addition to promotions, lower USF revenue, and hurricane-related credits.

Equipment revenue of $2.0 billion increased $126 million year-over-year and declined $126 million sequentially. The year-over-year growth was driven by increased sales of used devices to third parties and higher lease revenue, partially offset by a lower mix of installment billing sales, which recognize more revenue at the point of sale relative to leasing sales. Sequentially, the decline was driven by fewer sales of used devices to third parties and a lower mix of installment billing sales, partially offset by higher leasing revenue. Sales of used devices to third parties, which have a corresponding impact to cost of products expense and are relatively neutral to Adjusted EBITDA*, were approximately $200 million in the quarter.

Wireline revenues of $409 million for the quarter declined $112 million year-over-year and $24 million sequentially. The year-over-year and sequential declines were primarily driven by lower voice volumes, as the company continues to de-emphasize certain voice services. The year-over-year decline was also impacted by the annual process of resetting the intercompany rate, based on current market prices for voice and IP services sold to the wireless segment.

Postpaid Phone Average Billings Per User (ABPU)* of $68.95 for the quarter decreased 4 percent year-over-year and less than 1 percent sequentially. The year-over-year decline was primarily due to lower insurance revenue resulting from the change in the company's device insurance program, which was accretive to Adjusted EBITDA*. Normalizing for this change, ABPU was relatively flat year-over-year.



Postpaid Phone Average Billings Per User (ABPU)*

■ Service ■ Equipment

Normalized

$71.69 — 2QFY16
$71.77 — 3QFY16
$68.66 — 4QFY16
$69.51 — 1QFY17
$68.95 — 2QFY17



Postpaid Average Billings Per Account (ABPA)*

■ Service ■ Equipment

Normalized

$170.29 — 2QFY16
$171.28 — 3QFY16
$165.92 — 4QFY16
$168.95 — 1QFY17
$169.25 — 2QFY17

Increased
3%
Year-Over-Year^

^Normalized for device insurance program change

Postpaid Average Billings Per Account (ABPA)* of $169.25 for the quarter decreased 1 percent year-over-year and was relatively flat sequentially. The year-over-year decline was primarily driven by lower insurance revenue resulting from the change in the company's device insurance program. Normalizing for this change, ABPA would have increased nearly 3 percent year-over-year.

Prepaid Average Revenue Per User (ARPU) of $37.83 for the quarter increased 14 percent year-over-year and decreased 1 percent sequentially. The year-over-year increase was primarily driven by a change in the company's churn rules resulting in the removal of low-engagement customers from the base in the third fiscal quarter of 2016.

Cost of services (CoS) of $1.7 billion for the quarter decreased $403 million year-over-year and $11 million sequentially. The year-over-year decrease was primarily driven by changes to the company's device insurance program, as the program revenue is accounted for and reported on a net basis and related expenses are no longer incurred by Sprint. The year-over-year decrease was also driven by lower network labor expenses and lower wireline expenses.

Cost of Services
Dollars In Billions



Selling, General, and Administrative
Dollars In Billions



Selling, general and administrative expenses (SG&A) of $2.0 billion for the quarter increased by $18 million year-over-year and $75 million sequentially. The year-over-year increases in prepaid marketing and sales expenses were mostly offset by lower customer care costs and bad debt expenses related to a decrease in installment billing sales. Sequentially, the increases were mostly driven by higher prepaid marketing and sales expenses.

Cost of products of $1.4 billion for the quarter decreased $289 million year-over-year and decreased $141 million sequentially. The year-over-year decrease was impacted by a lower mix of installment billing sales and the elimination of lease payments associated with the first sale-leaseback transaction with Mobile Leasing Solutions, LLC, and was partially offset by more sales of used devices to third parties. The sequential decrease was impacted by both a lower mix of installment billing sales as well as lower sales of used devices to third parties, which have a corresponding impact to equipment revenue and are relatively neutral to Adjusted EBITDA*.



Cost of Products
Dollars In Billions

2QFY16	3QFY16	4QFY16	1QFY17	2QFY17
$1.7	$2.0	$2.0	$1.5	$1.4



Depreciation and Amortization
Dollars In Billions

■ Network and Other
■ Leased Devices
■ Amortization

	2QFY16	3QFY16	4QFY16	1QFY17	2QFY17
Total	$2.0	$2.1	$2.1	$2.1	$2.1
Amortization	$0.3	$0.3	$0.2	$0.2	$0.2
Leased Devices	$0.7	$0.8	$0.9	$0.9	$0.9
Network and Other	$1.0	$1.0	$1.0	$1.0	$1.0

Other, net expense was $117 million in the quarter, including $112 million related to loss on leased devices, which impacted Adjusted EBITDA*.

Depreciation and amortization expense of $2.1 billion for the quarter increased $113 million year-over-year and $40 million sequentially. Leased device depreciation was $888 million in the quarter, $724 million in the year-ago period, and $854 million in the prior quarter.

Operating income of $601 million compared to $622 million in the year-ago period and $1.2 billion in the prior quarter. The current quarter included $34 million of estimated hurricane-related charges, consisting of customer service credits, incremental roaming costs, network repairs and replacements. The year-ago period included a pre-tax non-cash gain of $256 million related to spectrum swaps with other carriers that was partially offset by litigation and other contingency expenses. The prior quarter included a pre-tax non-cash net gain of $364 million related to spectrum swap exchanges with other carriers and a reduction of legal reserves related to favorable developments in pending legal proceedings, partially offset by asset dispositions. Adjusting for items in each period, operating income would have improved by approximately $270 million year-over-year and declined approximately $165 million sequentially.

Operating Income
Dollars In Billions



Net loss of $48 million for the quarter compared to a net loss of $142 million in the year-ago period and a net income of $206 million in the prior quarter.

Adjusted EBITDA*
Dollars In Billions



Adjusted EBITDA* was $2.7 billion for the quarter, compared to $2.3 billion in the year-ago period and $2.9 billion in the prior quarter. The year-over-year improvement was primarily due to lower cost of services and cost of products expenses, partially offset by lower operating revenues. The sequential decrease was mostly driven by lower operating revenues.

Cash provided by operating activities of $2.0 billion for the quarter compared to $1.7 billion in the year-ago period and $1.3 billion in the prior quarter. Year-over-year, the increase was driven primarily by improvements in Adjusted EBITDA*, while the sequential increase was driven by favorable working capital changes, partially offset by lower Adjusted EBITDA*.



Cash Provided by Operating Activities
Dollars In Billions

$1.7 $0.7 $1.3 $1.3 $2.0

2QFY16   3QFY16   4QFY16   1QFY17   2QFY17



Adjusted Free Cash Flow *
Dollars In Millions

$707   ($646) $80 $239 $420

2QFY16   3QFY16   4QFY16   1QFY17   2QFY17

Adjusted free cash flow* of $420 million for the quarter compared to $707 million in the year-ago period and $239 million in the prior quarter. The year-over-year decrease was primarily driven by higher network and leased device capital expenditures, partially offset by higher cash provided by operating activities. Sequentially, the increase was driven by higher cash provided by operating activities and lower network capital expenditures, partially offset by lower net proceeds of financings related to devices and receivables.

Cash capital expenditures were $1.3 billion in the quarter compared to $828 million in the year-ago period and $1.6 billion in the prior quarter. The year-over-year increase was driven by higher capital expenditures for network equipment and leased devices. The sequential decrease was primarily driven by the timing of cash payments for network activities. Capital expenditures for leased devices were $608 million in the current quarter compared to $358 million in the year-ago period and $497 million in the prior quarter.

Liquidity and Debt
Dollars In Billions
$ 12.3
0.9
3.2
1.8
6.4
$11.4 of General Purpose Liquidity
$ 4.2
1.8
0.4
1.5
Liquidity as of 09/30/17
Current Maturities **
Cash, Cash Equiv, Short-Term Investments
Revolver
Vendor Financing
Note Maturities
Receivables/Device Financing
Network Equipment Financing
Unsecured Credit Facility ***
Other





** Includes maturities due through September 2018.
*** During the current quarter, the company entered into a commitment letter with a group of banks to provide an unsecured credit facility in an aggregate principal amount up to $3.2 billion. As of September 30, 2017, the unsecured credit facility has not been executed, and thus no amounts have been drawn.

Total general purpose liquidity was $11.4 billion at the end of the quarter, including $6.4 billion of cash, cash equivalents and short-term investments. Additionally, the company has approximately $855 million of availability under vendor financing agreements that can be used toward the purchase of 2.5GHz network equipment.

FISCAL YEAR
2017
Guidance



Adjusted EBITDA*

$10.8 billion to
$11.2 billion



Operating Income

$2.1 billion to
$2.5 billion



Cash Capex

$3.5 billion to
$4 billion

excluding devices
leased through
indirect channels



Adjusted Free Cash Flow*

Around
Breakeven

Wireless Operating Statistics (Unaudited)

	Quarter To Date			Year To Date	
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Net additions (losses) (in thousands)					
Postpaid	168	(39)	344	129	524
Postpaid phone	279	88	347	367	520
Prepaid (f)	95	35	(449)	130	(755)
Wholesale and affiliate (f)	115	65	704	180	1,432
Total wireless net additions	**378**	**61**	**599**	**439**	**1,201**
End of period connections (in thousands)					
Postpaid (d)	31,686	31,518	31,289	31,686	31,289
Postpaid phone (d)	26,432	26,153	25,669	26,432	25,669
Prepaid (d) (e) (f) (h)	8,765	8,719	10,187	8,765	10,187
Wholesale and affiliate (d) (e) (f)	13,576	13,461	12,486	13,576	12,486
Total end of period connections	**54,027**	**53,698**	**53,962**	**54,027**	**53,962**
Churn (g)					
Postpaid	1.72%	1.65%	1.52%	1.69%	1.54%
Postpaid phone	1.59%	1.50%	1.37%	1.55%	1.38%
Prepaid (e)	4.83%	4.57%	5.59%	4.70%	5.49%
Supplemental data - connected devices					
End of period connections (in thousands)					
Retail postpaid	2,158	2,091	1,874	2,158	1,874
Wholesale and affiliate	11,221	11,100	9,951	11,221	9,951
Total	**13,379**	**13,191**	**11,825**	**13,379**	**11,825**
ARPU (a)					
Postpaid	$ 46.00	$ 47.30	$ 50.54	$ 46.65	$ 51.04
Postpaid phone	$ 52.34	$ 53.92	$ 58.03	$ 53.13	$ 58.61
Prepaid (e)	$ 37.83	$ 38.24	$ 33.15	$ 38.04	$ 33.07

NON-GAAP RECONCILIATION - ABPA* AND ABPU* (Unaudited)

(Millions, except accounts, connections, ABPA, and ABPU*)*

	Quarter To Date			Year To Date	
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
ABPA*					
Postpaid service revenue	$ 4,363	$ 4,466	$ 4,720	$ 8,829	$ 9,498
Add: Installment plan and non-operating lease billings	397	368	274	765	538
Add: Lease revenue - operating	966	899	811	1,865	1,566
Total for postpaid connections	**$ 5,726**	**$ 5,733**	**$ 5,805**	**$ 11,459**	**$ 11,602**
Average postpaid accounts (in thousands)	11,277	11,312	11,363	11,295	11,346
Postpaid ABPA* (b)	$ 169.25	$ 168.95	$ 170.29	$ 169.10	$ 170.43

	Quarter To Date			Year To Date	
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Postpaid phone ABPU*					
Postpaid phone service revenue	$ 4,132	$ 4,214	$ 4,441	$ 8,346	$ 8,930
Add: Installment plan and non-operating lease billings	358	332	248	690	491
Add: Lease revenue - operating	953	887	797	1,840	1,538
Total for postpaid phone connections	**$ 5,443**	**$ 5,433**	**$ 5,486**	**$ 10,876**	**$ 10,959**
Postpaid average phone connections (in thousands)	26,312	26,052	25,514	26,182	25,394
Postpaid phone ABPU* (c)	$ 68.95	$ 69.51	$ 71.69	$ 69.23	$ 71.93

(a) ARPU is calculated by dividing service revenue by the sum of the monthly average number of connections in the applicable service category. Changes in average monthly service revenue reflect connections for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to connections, plus the net effect of average monthly revenue generated by new connections and deactivating connections. Postpaid phone ARPU represents revenues related to our postpaid phone connections.

(b) Postpaid ABPA* is calculated by dividing service revenue earned from connections plus billings from installment plans and non-operating leases, as well as, operating lease revenue by the sum of the monthly average number of accounts during the period. Installment plan billings represent the substantial majority of the total billings in the table above for all periods presented.

(c) Postpaid phone ABPU* is calculated by dividing postpaid phone service revenue earned from postpaid phone connections plus billings from installment plans and non-operating leases, as well as, operating lease revenue by the sum of the monthly average number of postpaid phone connections during the period. Installment plan billings represent the substantial majority of the total billings in the table above for all periods presented.

(d) As part of the Shentel transaction, 186,000 and 92,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates, of which 18,000 prepaid subscribers were subsequently excluded from our customer base as a result of the Lifeline regulatory change as noted in (f) below. An additional 270,000 of nTelos' subscribers are now part of our affiliate relationship with Shentel and were reported in wholesale and affiliate subscribers beginning with the quarter ended June 30, 2016. In addition, during the three-month period ended June 30, 2017, 17,000 and 4,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates as a result of a the transfer of additional subscribers to Shentel.

(e) During the three-month period ended June 30, 2017, 2,000 Wi-Fi connections were adjusted from the postpaid subscriber base.

(f) Sprint is no longer reporting Lifeline subscribers due to recent regulatory changes resulting in tighter program restrictions. We have excluded them from our customer base for all periods presented, including our Assurance Wireless prepaid brand and subscribers through our wholesale MVNO's.

(g) In the quarter ended June 30, 2017, the Company enhanced subscriber reporting to better align certain early-life gross activations and deactivations. This enhancement had no impact to net additions, but did result in reporting lower gross additions and lower deactivations in the quarter. Without this enhancement, total postpaid churn in the quarter would have been 1.73 percent versus 1.65 percent.

(h) During the three-month period ended September 30, 2017, the Prepaid Data Share platform It's On was decommissioned as the Company continues to focus on higher value contribution offerings resulting in the reduction of 49,000 to prepaid end of period subscribers.

Wireless Device Financing Summary (Unaudited)
(Millions, except sales, connections, and leased devices in property, plant and equipment)

	Quarter To Date			Year To Date	
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Postpaid activations (in thousands)	3,917	3,668	3,747	7,585	7,015
Postpaid activations financed	85%	85%	73%	85%	71%
Postpaid activations - operating leases	68%	55%	39%	62%	41%
Installment plans					
Installment sales financed	$ 268	$ 553	$ 745	$ 821	$ 1,152
Installment billings	$ 373	$ 368	$ 274	$ 741	$ 538
Installment receivables, net	$ 1,583	$ 1,792	$ -	$ 1,583	$ -
Leasing revenue and depreciation					
Lease revenue - operating	$ 966	$ 899	$ 811	$ 1,865	$ 1,566
Lease depreciation	$ 888	$ 854	$ 724	$ 1,742	$ 1,368
Leased device additions					
Cash paid for capital expenditures - leased devices	$ 608	$ 497	$ 358	$ 1,105	$ 763
Transfers from inventory - leased devices	$ 1,060	$ 850	$ 645	$ 1,910	$ 1,186
Leased devices					
Leased devices in property, plant and equipment, net	$ 4,709	$ 4,336	$ 3,759	$ 4,709	$ 3,759
Leased device units					
Leased devices in property, plant and equipment (units in thousands)	13,019	12,223	9,366	13,019	9,366
Leased device and receivables financings net proceeds					
Proceeds	$ 789	$ 765	$ -	$ 1,554	$ 1,055
Repayments	(1,148)	(273)	(184)	(1,421)	(424)
Net (repayments) proceeds of financings related to devices and receivables	$ (359)	$ 492	$ (184)	$ 133	$ 631

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Millions, except per share data)

	Quarter To Date			Year To Date	
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Net operating revenues					
Service revenue	$ 5,967	$ 6,071	$ 6,413	$ 12,038	$ 12,929
Equipment revenue	1,960	2,086	1,834	4,046	3,330
Total net operating revenues	**7,927**	**8,157**	**8,247**	**16,084**	**16,259**
Net operating expenses					
Cost of services (exclusive of depreciation and amortization below)	1,698	1,709	2,101	3,407	4,200
Cost of products (exclusive of depreciation and amortization below)	1,404	1,545	1,693	2,949	3,112
Selling, general and administrative	2,013	1,938	1,995	3,951	3,912
Depreciation - network and other	997	977	986	1,974	2,022
Depreciation - leased devices	888	854	724	1,742	1,368
Amortization	209	223	271	432	558
Other, net	117	(252)	(145)	(135)	104
Total net operating expenses	7,326	6,994	7,625	14,320	15,276
Operating income	**601**	**1,163**	**622**	**1,764**	**983**
Interest expense	(595)	(613)	(630)	(1,208)	(1,245)
Other income (expense), net	44	(52)	(15)	(8)	(7)
Income (loss) before income taxes	**50**	**498**	**(23)**	**548**	**(269)**
Income tax expense	(98)	(292)	(119)	(390)	(175)
Net (loss) income	**$ (48)**	**$ 206**	**$ (142)**	**$ 158**	**$ (444)**
Basic net (loss) income per common share	**$ (0.01)**	**$ 0.05**	**$ (0.04)**	**$ 0.04**	**$ (0.11)**
Diluted net (loss) income per common share	**$ (0.01)**	**$ 0.05**	**$ (0.04)**	**$ 0.04**	**$ (0.11)**
Weighted average common shares outstanding	3,998	3,993	3,979	3,996	3,977
Diluted weighted average common shares outstanding	3,998	4,076	3,979	4,080	3,977
Effective tax rate	**196.0%**	**58.6%**	**-517.4%**	**71.2%**	**-65.1%**

NON-GAAP RECONCILIATION - NET (LOSS) INCOME TO ADJUSTED EBITDA* (Unaudited)

(Millions)

	Quarter To Date			Year To Date	
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Net (loss) income	**$ (48)**	**$ 206**	**$ (142)**	**$ 158**	**$ (444)**
Income tax expense	98	292	119	390	175
Income (loss) before income taxes	**50**	**498**	**(23)**	**548**	**(269)**
Other (income) expense, net	(44)	52	15	8	7
Interest expense	595	613	630	1,208	1,245
Operating income	**601**	**1,163**	**622**	**1,764**	**983**
Depreciation - network and other	997	977	986	1,974	2,022
Depreciation - leased devices	888	854	724	1,742	1,368
Amortization	209	223	271	432	558
EBITDA* [1]	**2,695**	**3,217**	**2,603**	**5,912**	**4,931**
Gain from asset dispositions, exchanges, and other, net [2]	-	(304)	(354)	(304)	(354)
Severance and exit costs [3]	-	-	(5)	-	11
Contract terminations [4]	-	(5)	-	(5)	113
Litigation and other contingencies [5]	-	(55)	103	(55)	103
Hurricanes [6]	34	-	-	34	-
Adjusted EBITDA* [1]	**$ 2,729**	**$ 2,853**	**$ 2,347**	**$ 5,582**	**$ 4,804**
Adjusted EBITDA margin*	**45.7%**	**47.0%**	**36.6%**	**46.4%**	**37.2%**
Selected items:					
Cash paid for capital expenditures - network and other	$ 682	$ 1,121	$ 470	$ 1,803	$ 943
Cash paid for capital expenditures - leased devices	$ 608	$ 497	$ 358	$ 1,105	$ 763

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Net operating revenues					
Service revenue					
Postpaid	$ 4,363	$ 4,466	$ 4,720	$ 8,829	$ 9,498
Prepaid [7]	990	999	1,037	1,989	2,111
Wholesale, affiliate and other [7]	296	259	260	555	509
Total service revenue	5,649	5,724	6,017	11,373	12,118
Equipment revenue	1,960	2,086	1,834	4,046	3,330
Total net operating revenues	**7,609**	**7,810**	**7,851**	**15,419**	**15,448**
Net operating expenses					
Cost of services (exclusive of depreciation and amortization below)	1,422	1,412	1,793	2,834	3,577
Cost of products (exclusive of depreciation and amortization below)	1,404	1,545	1,693	2,949	3,112
Selling, general and administrative	1,936	1,875	1,931	3,811	3,765
Depreciation - network and other	944	925	936	1,869	1,921
Depreciation - leased devices	888	854	724	1,742	1,368
Amortization	209	223	271	432	558
Other, net	117	(202)	(151)	(85)	98
Total net operating expenses	6,920	6,632	7,197	13,552	14,399
Operating income	**$ 689**	**$ 1,178**	**$ 654**	**$ 1,867**	**$ 1,049**

WIRELESS NON-GAAP RECONCILIATION (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Operating income	$ 689	$ 1,178	$ 654	$ 1,867	$ 1,049
Gain from asset dispositions, exchanges, and other, net [2]	-	(304)	(354)	(304)	(354)
Severance and exit costs [3]	-	(5)	(11)	(5)	5
Contract terminations [4]	-	(5)	-	(5)	113
Litigation and other contingencies [5]	-	-	103	-	103
Hurricanes [6]	34	-	-	34	-
Depreciation - network and other	944	925	936	1,869	1,921
Depreciation - leased devices	888	854	724	1,742	1,368
Amortization	209	223	271	432	558
Adjusted EBITDA* [1]	**$ 2,764**	**$ 2,866**	**$ 2,323**	**$ 5,630**	**$ 4,763**
Adjusted EBITDA margin*	**48.9%**	**50.1%**	**38.6%**	**49.5%**	**39.3%**
Selected items:					
Cash paid for capital expenditures - network and other	$ 539	$ 938	$ 358	$ 1,477	$ 734
Cash paid for capital expenditures - leased devices	$ 608	$ 497	$ 358	$ 1,105	$ 763

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

		Quarter To Date				Year To Date	
		9/30/17	6/30/17	9/30/16		9/30/17	9/30/16
Net operating revenues							
Voice	$	109 $	124 $	172	$	233 $	353
Data		33	34	43		67	86
Internet		256	255	288		511	590
Other		11	20	18		31	37
Total net operating revenues		**409**	**433**	**521**		**842**	**1,066**
Net operating expenses							
Cost of services (exclusive of depreciation and amortization below)		372	387	436		759	884
Selling, general and administrative		66	57	62		123	140
Depreciation and amortization		49	51	48		100	97
Other, net		-	5	7		5	7
Total net operating expenses		487	500	553		987	1,128
Operating loss	$	**(78)** $	**(67)** $	**(32)**	$	**(145)** $	**(62)**

WIRELINE NON-GAAP RECONCILIATION (Unaudited)
(Millions)

		Quarter To Date				Year To Date	
		9/30/17	6/30/17	9/30/16		9/30/17	9/30/16
Operating loss	$	**(78)** $	**(67)** $	**(32)**	$	**(145)** $	**(62)**
Severance and exit costs [3]		-	5	7		5	7
Depreciation and amortization		49	51	48		100	97
Adjusted EBITDA*	$	**(29)** $	**(11)** $	**23**	$	**(40)** $	**42**
Adjusted EBITDA margin*		**-7.1%**	**-2.5%**	**4.4%**		**-4.8%**	**3.9%**
Selected items:							
Cash paid for capital expenditures - network and other	$	40 $	62 $	31	$	102 $	51

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)
(Millions)

	Year to Date	
	9/30/17	9/30/16
Operating activities		
Net income (loss)	$ 158	$ (444)
Depreciation and amortization	4,148	3,948
Provision for losses on accounts receivable	199	232
Share-based and long-term incentive compensation expense	87	29
Deferred income tax expense	364	157
Gains from asset dispositions and exchanges	(479)	(354)
Call premiums paid on debt redemptions	(129)	-
Loss on early extinguishment of debt	65	-
Amortization of long-term debt premiums, net	(90)	(159)
Loss on disposal of property, plant and equipment	410	231
Contract terminations	(5)	96
Other changes in assets and liabilities:		
Accounts and notes receivable	(179)	(126)
Inventories and other current assets	(1,459)	(892)
Deferred purchase price from sale of receivables	-	(400)
Accounts payable and other current liabilities	(161)	(195)
Non-current assets and liabilities, net	183	(205)
Other, net	127	332
Net cash provided by operating activities	**3,239**	**2,250**
Investing activities		
Capital expenditures - network and other	(1,803)	(943)
Capital expenditures - leased devices	(1,105)	(763)
Expenditures relating to FCC licenses	(19)	(32)
Change in short-term investments, net	3,834	(1,650)
Proceeds from sales of assets and FCC licenses	218	66
Other, net	(1)	(36)
Net cash provided by (used in) investing activities	**1,124**	**(3,358)**
Financing activities		
Proceeds from debt and financings	1,860	3,278
Repayments of debt, financing and capital lease obligations	(4,261)	(667)
Debt financing costs	(9)	(175)
Other, net	(21)	37
Net cash (used in) provided by financing activities	**(2,431)**	**2,473**
Net increase in cash and cash equivalents	**1,932**	**1,365**
Cash and cash equivalents, beginning of period	**2,870**	**2,641**
Cash and cash equivalents, end of period	**$ 4,802**	**$ 4,006**

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)
(Millions)

	Quarter To Date			Year to Date	
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Net cash provided by operating activities	$ 1,959	$ 1,280	$ 1,708	$ 3,239	$ 2,250
Capital expenditures - network and other	(682)	(1,121)	(470)	(1,803)	(943)
Capital expenditures - leased devices	(608)	(497)	(358)	(1,105)	(763)
Expenditures relating to FCC licenses, net	(6)	(13)	(17)	(19)	(32)
Proceeds from sales of assets and FCC licenses	117	101	39	218	66
Other investing activities, net	(1)	(3)	(11)	(4)	(36)
Free cash flow*	**$ 779**	**$ (253)**	**$ 891**	**$ 526**	**$ 542**
Net (repayments) proceeds of financings related to devices and receivables	(359)	492	(184)	133	631
Adjusted free cash flow*	**$ 420**	**$ 239**	**$ 707**	**$ 659**	**$ 1,173**

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(Millions)

	9/30/17	3/31/17
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,802	$ 2,870
Short-term investments	1,610	5,444
Accounts and notes receivable, net	4,118	4,138
Device and accessory inventory	751	1,064
Prepaid expenses and other current assets	654	601
Total current assets	11,935	14,117
Property, plant and equipment, net	18,901	19,209
Goodwill	6,578	6,579
FCC licenses and other	41,072	40,585
Definite-lived intangible assets, net	2,848	3,320
Other assets	1,132	1,313
Total assets	$ 82,466	$ 85,123
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 2,947	$ 3,281
Accrued expenses and other current liabilities	3,808	4,141
Current portion of long-term debt, financing and capital lease obligations	4,142	5,036
Total current liabilities	10,897	12,458
Long-term debt, financing and capital lease obligations	34,236	35,878
Deferred tax liabilities	14,780	14,416
Other liabilities	3,533	3,563
Total liabilities	63,446	66,315
Stockholders' equity		
Common stock	40	40
Treasury shares, at cost	(9)	-
Paid-in capital	27,807	27,756
Accumulated deficit	(8,426)	(8,584)
Accumulated other comprehensive loss	(392)	(404)
Total stockholders' equity	19,020	18,808
Total liabilities and stockholders' equity	$ 82,466	$ 85,123

NET DEBT* (NON-GAAP) (Unaudited)

(Millions)

	9/30/17	3/31/17
Total debt	$ 38,378	$ 40,914
Less: Cash and cash equivalents	(4,802)	(2,870)
Less: Short-term investments	(1,610)	(5,444)
Net debt*	$ 31,966	$ 32,600

SCHEDULE OF DEBT (Unaudited)

(Millions)

		9/30/17
ISSUER	**MATURITY**	**PRINCIPAL**
Sprint Corporation		
7.25% Senior notes due 2021	09/15/2021	$ 2,250
7.875% Senior notes due 2023	09/15/2023	4,250
7.125% Senior notes due 2024	06/15/2024	2,500
7.625% Senior notes due 2025	02/15/2025	1,500
Sprint Corporation		**10,500**
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC		
3.36% Senior secured notes due 2021	09/20/2021	3,500
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC		**3,500**
Sprint Communications, Inc.		
Export Development Canada secured loan	12/17/2019	300
9% Guaranteed notes due 2018	11/15/2018	1,800
7% Guaranteed notes due 2020	03/01/2020	1,000
7% Senior notes due 2020	08/15/2020	1,500
11.5% Senior notes due 2021	11/15/2021	1,000
9.25% Secured debentures due 2022	04/15/2022	200
6% Senior notes due 2022	11/15/2022	2,280
Sprint Communications, Inc.		**8,080**
Sprint Capital Corporation		
6.9% Senior notes due 2019	05/01/2019	1,729
6.875% Senior notes due 2028	11/15/2028	2,475
8.75% Senior notes due 2032	03/15/2032	2,000
Sprint Capital Corporation		**6,204**
Clearwire Communications LLC		
8.25% Exchangeable notes due 2040 [a]	12/01/2017	629
Clearwire Communications LLC		**629**
Credit facilities		
Secured equipment credit facilities	2020 - 2021	552
Secured term loan	02/03/2024	3,980
Credit facilities		**4,532**
Accounts receivable facility	11/19/2018	**2,393**
Financing obligations	2017 - 2021	**2,011**
Capital leases and other obligations	2017 - 2024	**533**
Total principal		**38,382**
Net premiums and debt financing costs		**(4)**
Total debt		**$ 38,378**

[a] $629 million Clearwire 8.25% Exchangeable Notes due 2040 have both a par call and put in December 2017.

NOTES TO THE FINANCIAL INFORMATION (Unaudited)

(1) As more of our customers elect to lease a device rather than purchasing one under our subsidized program, there is a significant positive impact to EBITDA* and Adjusted EBITDA* from direct channel sales primarily due to the fact the cost of the device is not recorded as cost of products but rather is depreciated over the customer lease term. Under our device leasing program for the direct channel, devices are transferred from inventory to property and equipment and the cost of the leased device is recognized as depreciation expense over the customer lease term to an estimated residual value. The customer payments are recognized as revenue over the term of the lease. Under our subsidized program, the cash received from the customer for the device is recognized as equipment revenue at the point of sale and the cost of the device is recognized as cost of products. During the three and six-month periods ended September 30, 2017, we leased devices through our Sprint direct channels totaling approximately $1,060 million and $1,910 million, respectively, which would have increased cost of products and reduced EBITDA* if they had been purchased under our subsidized program.

The impact to EBITDA* and Adjusted EBITDA* resulting from the sale of devices under our installment billing program is generally neutral except for the impact from the time value of money element related to the imputed interest on the installment receivable.

(2) During the first quarter of fiscal year 2017, the company recorded losses on dispositions of assets primarily related to cell site construction and network development costs that are no longer relevant as a result of changes in the company's network plans. Additionally, the company recorded a pre-tax non-cash gain related to spectrum swaps with other carriers. During the second quarter of fiscal year 2016 the company recorded a pre-tax non-cash gain of $354 million related to spectrum swaps with other carriers.

(3) Severance and exit costs consist of lease exit costs primarily associated with tower and cell sites, access exit costs related to payments that will continue to be made under the company's backhaul access contracts for which the company will no longer be receiving any economic benefit, and severance costs associated with reduction in its work force.

(4) During the first quarter of fiscal year 2017, we recorded a $5 million gain due to reversal of a liability recorded in relation to the termination of our relationship with General Wireless Operations, Inc. (Radio Shack). During the first quarter of fiscal year 2016, contract terminations primarily relate to the termination of our pre-existing wholesale arrangement with NTELOS Holding Corp.

(5) During the first quarter of fiscal year 2017, we recorded a $55 million reduction in legal reserves related to favorable developments in pending legal proceedings. During the second quarter of fiscal year 2016, litigation and other contingencies consist of unfavorable developments associated with legal matters as well as federal and state matters such as sales, use or property taxes.

(6) During the second quarter of fiscal year 2017 we recorded estimated hurricane-related charges of $34 million, consisting of customer service credits, incremental roaming costs, network repairs and replacements.

(7) Sprint is no longer reporting Lifeline subscribers due to recent regulatory changes resulting in tighter program restrictions. We have excluded them from our customer base for all periods presented, including our Assurance Wireless prepaid brand and subscribers through our wholesale Lifeline mobile virtual network operators (MVNO). The table reflects the reclassification of the related Assurance Wireless prepaid revenue from Prepaid service revenue to Wholesale, affiliate and other revenue of $92 million and $183 million for the three and six-month periods ended September 30, 2016, respectively. Revenue associated with subscribers through our wholesale Lifeline MVNO's continue to remain in Wholesale, affiliate and other revenue following this change.

*FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. **Adjusted EBITDA** is **EBITDA** excluding severance, exit costs, and other special items. **Adjusted EBITDA Margin** represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Postpaid ABPA is average billings per account and calculated by dividing postpaid service revenue earned from postpaid customers plus billings from installment plans and non-operating leases, as well as, operating lease revenue by the sum of the monthly average number of postpaid accounts during the period. We believe that ABPA provides useful information to investors, analysts and our management to evaluate average postpaid customer billings per account as it approximates the expected cash collections, including billings from installment plans and non-operating leases, as well as, operating lease revenue, per postpaid account each month.

Postpaid Phone ABPU is average billings per postpaid phone user and calculated by dividing service revenue earned from postpaid phone customers plus billings from installment plans and non-operating leases, as well as, operating lease revenue by the sum of the monthly average number of postpaid phone connections during the period. We believe that ABPU provides useful information to investors, analysts and our management to evaluate average postpaid phone customer billings as it approximates the expected cash collections, including billings from installment plans and non-operating leases, as well as, operating lease revenue, per postpaid phone user each month.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments, including changes in restricted cash, if any, and excluding the sale-leaseback of devices and equity method investments. **Adjusted Free Cash Flow** is **Free Cash Flow** plus the proceeds from device financings and sales of receivables, net of repayments. We believe that Free Cash Flow and Adjusted Free Cash Flow provide useful information to investors, analysts and our management about the cash generated by our core operations and net proceeds obtained to fund certain leased devices, respectively, after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents, short-term investments and, if any, restricted cash. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan", "outlook," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, cost reductions, connections growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services; efficiencies and cost savings of new technologies and services; customer and network usage; connection growth and retention; service, speed, coverage and quality; availability of devices; availability of various financings, including any leasing transactions; the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2017. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.0 million connections as of September 30, 2017 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Sprint has been named to the Dow Jones Sustainability Index (DJSI) North America for the past five years. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.